April 6, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Christopher Dunham, Staff Attorney

100 F Street, N.E.

Washington, D.C. 20549

Re:	Horizon Bancorp
Registration Statement on Form S-4
Filed on March 16, 2016
File No. 333-210244

Dear Mr. Dunham:

We have received the Staff’s letter dated April 1, 2016, detailing your office’s review of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) of Horizon Bancorp (the “Registrant”). On behalf of the Registrant, below are our responses to those comments. For your convenience, I have reproduced your comments and requests for information in bold below followed by our responses in regular type. Contemporaneously with this letter, the Registrant also is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) reflecting our responses to your comments. References in this letter to the “joint proxy statement/prospectus” mean the joint proxy statement/prospectus, as amended, being filed with the Amendment No. 1.

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Prospectus Cover Page

1.	Please disclose that the merger is subject to a floor price as set forth on page 53 of your “Termination” disclosure. In addition, please also disclose that if the price falls below the floor and KFI elects to exercise its termination rights, Horizon may prevent termination by increasing the exchange ratio pursuant to a formula set forth in the Merger Agreement. Please add footnote disclosure to the calculation of the registration fee table to the extent that additional stock consideration may be issued to accommodate the increase in the exchange ratio, noting that Horizon will file a registration statement to cover the issuance of the additional shares of Horizon common stock. For guidance, please refer to Securities Act Rule 413 and Securities Act Rules Compliance and Disclosure Interpretation 610.01.

Response: In response to the Staff’s comment, the Registrant has revised its disclosures on the cover page of the joint proxy statement/prospectus and in the footnotes to the calculation of the registration fee table, as you requested. First, I refer you to the last two sentences of the

515 Franklin Square • Michigan City, IN 46360 • (219) 873-2640 • toll-free 888-873-2640 • www.accesshorizon.com

Christopher Dunham

Securities and Exchange Commission

April 6, 2016

first full paragraph of the cover page of the joint proxy statement/prospectus for the additional disclosure, which reads as follows:

“Additionally, KFI has the right to terminate the Merger Agreement during the five-day period following the date on which all regulatory approvals and other approvals required for the merger are received if Horizon’s average common stock closing price is below $20.39 per share, and the percentage decrease in Horizon’s stock price from its closing price on the date of the Merger Agreement is more than 15% greater than the percentage decrease in the SNL Small Cap U.S. Bank and Thrift Index during the same period. If KFI elects to exercise its termination rights, Horizon has the right to prevent KFI’s termination under those circumstances, however, by agreeing to increase the exchange ratio pursuant to a formula set forth in the Merger Agreement.”

Second, I refer you to the last two sentences of footnote 1 to the calculation of the registration fee table for the additional disclosure, which reads as follows:

“Under the Merger Agreement, in certain circumstances the Registrant may increase the exchange ratio pursuant to a formula in the Merger Agreement, and thus issue additional stock consideration to accommodate this increase, in order to prevent a termination of the Merger Agreement. In the event the Registrant increases the exchange ratio as described, the Registrant will file a registration statement pursuant to Rule 413 to cover the issuance of the additional shares of common stock.”

Risk Factors

KFI’s shareholders who receive the stock consideration will have a reduced ownership and voting interest after the merger and will exercise less influence over management, page 15

2.	In light of your agreement to acquire LaPorte Bancorp, Inc., which you disclose under “Recent Developments of Horizon” heading on page 12, please discuss whether the LaPorte acquisition will be further dilutive to the KFI shareholders, as well as disclose the anticipated ownership percentage of the combined company by current KFI shareholders, assuming the completion of your merger with LaPorte.

Response: In response to the Staff’s comment, the Registrant has revised its disclosures in the Registration Statement as you requested. I refer you to the full text of the above-referenced risk factor on page 15 of the joint proxy statement/prospectus contained in Amendment No. 1 for the revised disclosure, which now reads as follows:

“KFI’s shareholders currently have the right to vote in the election of the KFI board of directors and on other significant matters affecting KFI, such as the proposed merger with Horizon. When the merger occurs, each KFI shareholder who holds at least 100 shares of KFI common stock and receives stock consideration in the merger will become a shareholder of Horizon with a percentage ownership of the combined organization that is much smaller than the

515 Franklin Square • Michigan City, IN 46360 • (219) 873-2640 • toll-free 888-873-2640 • www.accesshorizon.com

Christopher Dunham

Securities and Exchange Commission

April 6, 2016

shareholder’s percentage ownership of KFI. In addition, on March 10, 2016, Horizon announced that it entered into an Agreement and Plan of Merger to acquire LaPorte. As part of the merger consideration for that transaction, Horizon will issue shares of its common stock to LaPorte’s shareholders such that, in the aggregate, 65% of the outstanding shares of LaPorte will be converted into the right to receive shares of Horizon common stock and the remaining 35% of the outstanding shares will be converted into the right to receive cash. See “Summary – Recent Developments of Horizon” on page ____ above. The issuance of Horizon shares in the LaPorte transaction will be further dilutive to the KFI shareholders. Based on the anticipated number of Horizon common shares to be issued in the merger, and assuming the completion of Horizon’s merger with LaPorte, it is anticipated that the KFI shareholders will only own approximately 4.0% of all of the outstanding shares of Horizon’s common stock. Because of this, KFI’s shareholders will have less influence on the management and policies of Horizon than they now have on the management and policies of KFI. Furthermore, shareholders of Horizon do not have preemptive or similar rights, and therefore, Horizon can sell additional voting securities in the future without offering them to the former KFI shareholders, which would further reduce their ownership percentage in, and voting control over, Horizon.”

The Merger

Certain Financial Projections Utilized by the KFI Board of Directors and KFI’s Financial Advisors, page 36.

3.	We note disclosure in the penultimate paragraph on page 37 stating that the unaudited prospective financial information has not been included “to influence your decision whether to vote for the merger . . . but is being provided solely because it was made available to the parties and KFI’s financial advisors . . .” [emphasis added] We note similar disclosure at the end of the first paragraph of your disclosure under this heading. Please remove or revise these disclaimers so they do not constitute undue limitations on reliance.

Response: In response to the Staff’s comment, the Registrant has removed the above-referenced disclosures as you requested. I refer you to page 38 and the first full paragraph on page 37 of the joint proxy statement/prospectus contained in Amendment No. 1 which remove the above-referenced disclosures.

Exhibit Index

Exhibit 5.1

4.	Please have counsel delete the limitation on reliance as to a person in the final sentence of its opinion. Please refer to Section II.B.3.d. of Staff Legal Bulletin No. 19 for guidance.

515 Franklin Square • Michigan City, IN 46360 • (219) 873-2640 • toll-free 888-873-2640 • www.accesshorizon.com

Christopher Dunham

Securities and Exchange Commission

April 6, 2016

Response: In response to the Staff’s comment, the legal opinion has been revised as you requested. Please see the revised opinion, which has been filed as Exhibit 5.1 to Amendment No. 1.

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The Registrant respectfully requests the Staff’s assistance in completing its review of Amendment No. 1 as soon as possible. Should you have additional comments or questions, please contact me at (219) 873-2611.

Sincerely,

/s/ Mark E. Secor

Mark E. Secor

Chief Financial Officer

cc:	Craig M. Dwight
Curt W. Hidde, Esq.
David P. Hooper, Esq.

515 Franklin Square • Michigan City, IN 46360 • (219) 873-2640 • toll-free 888-873-2640 • www.accesshorizon.com